Mail Stop 6010

      October 4, 2005

John J. Dupont
President, Chief Executive Officer and Director
Utilicraft Aerospace Industries, Inc.
554 Bricoe Boulevard
Lawrenceville, GA 30045

	Re:	Utilicraft Aerospace Industries, Inc.
Registration Statement on Form SB-2
Filed October 3, 2005
		File No. 333-128758

Dear Mr. Dupont:

	This is to advise you that a preliminary review of the above-referenced registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2. Specifically, you did not include a signed audit report within your Form SB-2 filed in EDGAR. Please amend to include an audit report that includes the conformed signature of your independent auditor. Refer to Article 2 of Regulation S-X. We will defer review of your registration statement until you file an amendment that contains a signed audit report, at which time we will commence a review of your filing and issue comments.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you submit a substantive amendment correcting the deficiencies or withdraw the filing.






	You may contact Tara Harkins at (202) 551-3639 if you have questions regarding the financial statements and related matters.
Please contact Adelaja Heyliger at (202) 551-3636 with any other questions.

      				Sincerely,



      Russell Mancuso
      Branch Chief

cc (via fax):  	Phillip W. Offill, Jr. Esq., Godwin Gruber,
L.L.P.  214.527.3173
John J. Dupont
Utilicraft Aerospace Industries, Inc.
October 4, 2005
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